Filed By Transocean Ltd. (Commission File No. 000-53533)

And Transocean Inc. (Commission File No. 005-60501)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed under Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Songa Offshore SE

Songa Offshore SE — agreement to combine with Transocean through a recommended voluntary exchange offer

Limassol, 15 August 2017

Songa Offshore SE (“Songa Offshore” or the “Company”, Oslo Børs: “SONG”) hereby announces an agreement with Transocean Ltd. (“Transocean”, NYSE: “RIG”) whereby the parties have agreed to seek to complete a business combination (the “Combination”), to be effected by Transocean (itself or through a wholly owned subsidiary) making a recommended public voluntary exchange offer for the entire share capital of Songa Offshore (the “Offer”).

The Offer will be made for an offer price of NOK 47.50 per Songa Offshore share (the “Offer Price”) to be settled in shares, convertible bonds and cash as set forth below. The consideration implies an equity value of Songa Offshore on a fully diluted basis of approximately NOK 9.1 billion, and an enterprise value of approximately NOK 26 billion. The Offer Price represents a 40% premium to Songa Offshore’s closing share price on 14 August 2017 and a 47% premium to the three-month volume weighted average stock price on 14 August 2017. The terms of the Combination imply an exchange ratio between Songa Offshore and Transocean of 0.7145.

As part of the Combination, Songa Offshore and Transocean have discussed the future strategy of the Songa Offshore assets and organisation. The intention is for the combined company to establish a Harsh Environment Center of Excellence in Norway to serve the North Sea and other external harsh environment markets.

“The combination of Songa Offshore and Transocean is a strategic fit. The combined company will have an unparalleled backlog backed by strong counterparties. By adding Songa Offshore’s four Cat-D rigs to Transocean’s existing harsh environment fleet, the combined company will be the leader within this segment which is showing signs of recovery “, said Mr. Frederik W. Mohn, Chairman of Songa Offshore.

“The acquisition will strengthen Transocean’s position as the leading offshore driller with exposure to deep- and harsh-water markets.  Upon closing, Transocean will add four high specification harsh environment floaters, in addition to three legacy mid-water harsh environment rigs. In addition to contributing approximately USD4.1 billion in backlog, the transaction is expected to be immediately accretive to Transocean’s earnings. The combined company will have a fleet of 53 rigs, comprised of ultra-deepwater drillships, harsh environment semis and deep- and mid-water semisubmersibles, combined with 9000 employees”, said Mr. Jeremy Thigpen, CEO of Transocean.

As part of the entering into of the Combination Agreement, the board of Songa Offshore has after careful review of the Combination rationale and terms and conditions resolved to recommend its shareholders to accept the Offer. Such recommendation will be published in due course, together with the publication of the offer document for the Offer. In connection therewith, the Songa Offshore board has appointed ABG Sundal Collier ASA as independent financial advisor. ABG Sundal Collier ASA have issued a fairness opinion regarding the Offer to the Songa Offshore board.

Perestroika AS, Songa Offshore’s largest shareholders, will through the Offer become Transocean’s largest shareholder, with a holding of shares and rights to shares equal to approximately 12% of the combined entity on a fully diluted basis. Perestroika has accepted a 12-month lock-up on the Consideration Shares to be received by it. As part of the Combination, it has been agreed that the Transocean Board will nominate Mr. Frederik W. Mohn, chairman of Songa Offshore, to serve as director on the Transocean Board.

Exchange ratio, offer price and consideration

As stated above, the Offer will be made for an offer price of NOK 47.50 per Songa Offshore share (the “Offer Price”), to be settled in shares, convertible bonds and cash. Under the terms of the Offer, each shareholder of Songa Offshore will be offered a combination of new shares of Transocean (the “Consideration Shares”) and senior unsecured bonds exchangeable into shares of Transocean (“Consideration CBs”). The Consideration Shares will be valued at USD 8.39 (NOK 66.48) per share, equal to the closing price of the Transocean shares on the NYSE on 14 August 2017. The value attributed to each Consideration CB will be the nominal amount of such Consideration CB. The Consideration CB will have a coupon of 0.50%, five year tenor and be exchangeable at any time by the holder at a price of USD 10.28 (a 22.5% premium).  The Consideration CBs will be listed on NYSE or NASDAQ.

In addition, each Songa Offshore shareholder may elect to receive a portion of their consideration in cash up to NOK 125,000 per Songa Offshore shareholder. Any Songa Offshore shareholder holding Shares valued at less than NOK 125,000 based on the Offer Price may choose to receive 100% of their consideration in cash. Notwithstanding the foregoing, the aggregate Offer Price paid to each Songa Offshore shareholder participating in the Offer shall be comprised, as near as possible, of 50% Consideration Shares and 50% Consideration CBs, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate number of Consideration CBs issued to such shareholder and second to the aggregate number of Consideration Shares issued to such shareholder.

Further terms of the Offer

The complete details of the Offer, including all terms and conditions, will be included in an offer document expected to be distributed to Songa Offshore shareholders, following approval by the Oslo Stock Exchange and review by the Norwegian Financial Supervisory Authority, as well as filing with the U.S. Securities and Exchange Commission. As will be detailed in the offer document, completion of the Combination and the Offer will be subject to satisfaction or waiver of customary conditions, including, without limitation, a minimum acceptance of at least 90% of the voting shares of Songa Offshore on a fully diluted basis, regulatory approvals being obtained, no material breach by Songa Offshore of the Combination agreement and no material adverse change having occurred in Songa Offshore. The Offer is subject to approval to issue the Consideration Shares by a shareholders’ meeting of Transocean and completion by Transocean of certain confirmatory due diligence reviews without material findings. The Offer is not subject to any financing conditions.

Subject to fulfilment of the conditions to the Offer, it is currently expected that the Combination may tentatively be completed in late 2017 or early 2018.

The Combination agreement has been entered into on customary terms. As part of the agreement, Songa Offshore has entered into undertakings not to solicit competing offers from third parties.

Bond loans

In the event the Offer is completed on the terms described above, there will be a change of control event under each of the Company’s bond loans. In connection with, and conditional upon completion of, the Offer, Transocean will also offer to the holders of bonds in SONG04 and SONG05 to exchange (i) each SONG04 Bond for Consideration CBs, cash or a combination thereof in a total amount equal to 103.5% of the principal amount of such SONG04 Bonds and (ii) each SONG05 Bond for Consideration CBs, cash or a combination thereof in a total amount equal to 101% of the principal amount of such SONG05 Bonds, for both (i) and (ii) plus accrued unpaid interest on the Bonds up to completion of such bond offer. Subject to making the Offer, Transocean will also exchange with Perestroika AS its USD 50 million shareholder loan for Consideration CBs in a total amount equal to 100% of the principal amount of the loan (plus accrued unpaid interest).

Pre-acceptances

The largest shareholders of Songa Offshore, Perestroika AS (represented on the board by Mr. Frederik Mohn (chairman)) and funds managed by Asia Research & Capital Management Ltd. and York Capital Management Global Advisors, LLC, beneficially owning 87 million, 45 million and 15 million shares, respectively, have, subject to the terms and conditions of the pre-acceptances, irrevocably agreed to tender all shares that they own (and will own through exercise of convertible bonds and warrants) in the Offer once it has been commenced. Under the pre-acceptances the pre-accepting shareholders also agreed to receive all consideration through Consideration Shares and Consideration CBs. The pre-acceptances do not provide the ability for termination in the event of any competing offers, but includes a price protection should Transocean increase the Offer Price. In addition, Transocean has received irrevocable undertakings from each of the following directors and management members to tender their shares into the Offer once it has been commenced: Arnaud Bobillier, Mike Mannering, Johan Mikkelsen, Mark Bessell, Bjørnar Iversen and Jan Rune Steinsland.

In total, the aggregate number of shares subject to these irrevocable undertakings represent approximately 77% of Songa Offshore’s share capital on a fully diluted basis.

* * * * *

For further details regarding the terms and conditions of the Offer and the expected timing of the Offer, please see the announcement made by Transocean today.

Pareto Securities AS acts as financial advisor to Songa Offshore in connection with the Combination and the Offer. Advokatfirmaet Schjødt AS acts as Songa Offshore’s Norwegian legal advisor and Cleary Gottlieb Steen & Hamilton LLP as US legal advisor.

For further details, please contact:

Bjørnar Iversen, CEO (+357 99649152)

Jan Rune Steinsland, CFO (+47 97052533)

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Songa Offshore, Transocean and Transocean Inc. ((“TINC” and, together with Transocean, the “Offeror”)) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate”, “potential”, “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include without limitation, statements about the benefits of the proposed offer and transaction, including future financial and operating results and synergies, Songa Offshore’s, Transocean’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of the completion of the transaction. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the acceptance of the offer by Songa Offshore’s shareholders and approval of Transocean’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the offer and the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in Transocean’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Transocean’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Transocean’s filings with the SEC for free at the SEC’s website (www.sec.gov) or Transocean’s website at http://www.deepwater.com. Neither Songa Offshore nor Transocean undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the proposed Combination, Transocean will file with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement (the “Proxy Statement”) and Transocean and Transocean, Inc. (“TINC”), will file a Registration Statement on Form S-4 (the “Registration

Statement”) containing a prospectus with respect to the Consideration Shares and Consideration CBs to be issued in the Combination and the related transactions (the “Prospectus”). When available, Transocean will mail the Proxy Statement to its shareholders in connection with the vote to approve certain matters in connection with the Transaction and will distribute the Prospectus to certain Songa Offshore securityholders in the United States in connection with the Combination and related exchange offers contemplated by the transaction agreement. Transocean and TINC are also expected to file an offer document with the Financial Supervisory Authority of Norway (the “Norwegian FSA”).

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT AND/OR PROSPECTUS REGARDING THE COMBINATION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT OR PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. You may obtain, free of charge, copies of the definitive Proxy Statement, Prospectus and Registration Statement, when available, and other relevant documents filed by Transocean with the SEC, at the SEC’s website at www.sec.gov. In addition, Transocean’s shareholders may obtain free copies of the Proxy Statement and Prospectus and other relevant documents filed by Transocean and TINC with the SEC from Transocean’s website at http://www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean and TINC may file with the SEC in connection with the Combination. The final terms and further provisions regarding the public officer will be disclosed in the offer document after the publication has been approved by the Norwegian FSA and in documents that will be filed by Transocean and TINC with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein com should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

Each of Transocean, TINC, Songa Offshore and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Transocean’ shareholders with respect to the approvals required to complete the Combination and the solicitation of acceptances for the Offer. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Combination, by security holdings or otherwise, will be set forth in the Proxy Statement and

Prospectus when they are filed with the SEC. Information regarding Transocean’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 16, 2017 and in the Annual Report on Form 10-K filed by Transocean with the SEC on March 7, 2017. Additional information regarding the interests of participants in the solicitation of proxies in respect of the extraordinary general meeting and the Offer will be included in the Proxy Statement to be filed with the SEC. These documents are available to Transocean’s shareholders free of charge from the SEC’s website at www.sec.gov and from the investor relations section of Transocean’s website at www.deepwater.com.